Exhibit (a)(5)
Robert C. Skinner, Jr.
Chairman, President and CEO
February 11, 2008
Dear Kellwood Associate:
I want to update you on some important news regarding Kellwood. Earlier this morning, Kellwood announced that it has entered into a merger agreement with Sun Capital to facilitate a prompt merger if Sun Capital’s tender offer is successful on February 12, 2008, and upon the closing of the tender offer, Sun Capital owns a majority of the Company’s shares. The Board of Directors is now recommending that our stockholders tender their shares into Sun Capital’s offer.
I want to make sure that you understand how the Kellwood Board reached its decision to enter into a merger agreement with Sun Capital. The Board considered a number of factors, including its determination that the $21.00 price being offered is fair, the absence of superior bids, and our belief that a majority of our stockholders intend to tender their shares. Our Board believes this is the right decision for our stockholders and our Company to position Kellwood for the future.
While this transaction represents a change in ownership, we do not expect there to be significant changes in our day-to-day operations. Because Sun Capital is an investment company and not an operating one, Sun Capital will need talented individuals who are focused on the Company’s goals and objectives to achieve our best results yet, and associates who can keep the Company, its divisions, and its brands running smoothly and effectively. As a strong, private company, we expect to continue to execute on our strategic priorities to position Kellwood as a brand-focused marketing enterprise.
As always, we will keep you informed of future developments as best we can. In the next few weeks, we intend to hold regional meetings in New York City, St. Louis, and the L.A. area to address questions you may have. Until our next communiqué on the Kellwood/Sun Capital transition, I remind and encourage you to concentrate on your performance objectives and the individual role you play in the Kellwood success story. In the interim, you can always submit your questions to us at myquestion@kellwood.com.
Today’s press release is included with my letter. As a reminder, it is important for all of us to continue to speak with one voice during this time of transition, so please forward any media calls to Donna Weaver at (212) 329-8072.
We have come a long way in Kellwood’s strategic transformation, and I thank each of you for your contribution and hard work. We will continue to move forward in our efforts to build a stronger Kellwood with our new partner.
Sincerely,
Bob Skinner
Chairman, President and Chief Executive Officer